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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

OncoGenex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68230A106

(CUSIP Number)

James Abell

c/o Abingworth LLP

Princess House

38 Jermyn Street

London SW1Y 6DN

44 20 7534 1508

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 68230A106	13D	Page 2 of 5 Pages

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Abingworth LLP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 354,190 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 354,190 shares
11	Aggregate amount beneficially owned by each reporting person 354,190 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.5%
14	Type of reporting person (see instructions) CO

[Page 2 of 5 pages]

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock (the “Shares”) of OncoGenex Pharmaceuticals, Inc. (the “Issuer”) having its principal executive office at 1522 217th Place SE, Suite 100, Bothell, WA 98021.

Item 2.	Identity and Background.

This statement is being filed by Abingworth LLP (“Abingworth”).

The business address for Abingworth is Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

Abingworth is a limited liability partnership organized under the laws of England.

The principal business of Abingworth is investment management services.

During the five years prior to the date hereof, Abingworth has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Abingworth Bioequities Master Fund LTD (“ABE”) has purchased, over time, an aggregate of 124,136 Shares (the “ABE Shares”) for an aggregate purchase price of $1,791,285 and Abingworth Bioventures V LP (“ABV V”) has purchased an aggregate of 230,054 shares of Common Stock (the “ABV V Shares” and, together with the ABE Shares, the “Record Shares”) for an aggregate purchase price of $4,128,531.

The working capital of ABE and ABV V (the “Purchasers”) was the source of the funds for their respective purchases. No part of the purchase price paid by the Purchasers was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Record Shares.

Item 4.	Purpose of Transaction.

The Purchasers acquired their respective Record Shares for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Purchasers may dispose of or acquire additional Shares. Except as set forth above, neither Abingworth nor either of the Purchasers have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

[Page 3 of 5 pages]

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	ABV V is the record owner of the ABV V Shares and ABE is the record owner of the ABE Shares. As the manager of ABV V and ABE, Abingworth may be deemed to own beneficially the ABV V Shares and the ABE Shares. Accordingly, Abingworth may be deemed to own beneficially 5.5% of the Issuer’s Common Stock, which percentage is calculated based upon 6,444,233 shares reported to be outstanding as of August 1, 2010 in the Issuer’s Form 10-Q for the quarter ending June 30, 2010, which was filed on August 5, 2010. Abingworth disclaims beneficial ownership of the Record Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: see line 7 of cover sheet.

(ii)	shared power to vote or to direct the vote: see line 8 of cover sheet.

(iii)	sole power to dispose or to direct the disposition: see line 9 of cover sheet.

(iv)	shared power to dispose or to direct the disposition: see line 10 of cover sheet.

(c)	Except for the acquisition of certain of the Record Shares, none of ABV V, ABE or Abingworth has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of any of the Record Shares.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

None.

[Page 4 of 5 pages]

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 20, 2010

ABINGWORTH LLP

By:	/s/ James Abell
	Name:	James Abell
	Title:	Member

[Page 5 of 5 pages]